EXHIBIT 99.1

Electra Announces Voting Results from 2025 Annual Meeting of Shareholders

TORONTO, June 24, 2025 (GLOBE NEWSWIRE) -- Electra Battery Materials Corporation (NASDAQ: ELBM; TSX-V: ELBM) (“Electra” or the “Company”) today announced voting results of its 2025 annual general and special meeting of shareholders held today, June 24, 2025, in Toronto.

A total of 5,222,899 common shares in the capital of the Company (“Common Shares”), or 29% of Electra’s issued and outstanding Common Shares were represented in person or by proxy at the meeting.  Shareholders voted in favour of all items of business put forth at the meeting, including the appointment of MNP LLP as external auditors.

Each of the five director nominees listed in the management circular were elected to serve until the next annual meeting of shareholders or until their replacement is named, as set out below:

Nominee	Votes For	% of Votes For	Votes Against	% of Votes Against
Trent Mell	2,736,080	96.34%	103,957	3.66%
John Pollesel	2,766,756	97.42%	73,281	2.58%
C.L. “Butch” Otter	2,748,764	96.79%	91,263	3.21%
Susan Uthayakumar	2,758,779	97.14%	81,258	2.86%
Alden Greenhouse	2,767,064	97.43%	72,973	2.57%

2022 Amended and Restated LTIP

The 2022 Amended and Restated LTIP was last approved by Shareholders on August 13, 2024 and the LTIP resolution does not amend the 2022 Amended and Restated LTIP, other than increasing the number of Options, PSUs, RSUs and DSUs from 1,429,961 Options to 2,500,000 Options; from 100,000 PSUs to 125,000 PSUs; and from 175,000 DSUs to 400,000 DSUs, with the number of RSUs remaining the same at 125,000 RSUs, such that the maximum number of Common Shares to be reserved for issuance under the 2022 Amended and Restated LTIP be revised from 1,829,961 Common Shares to 3,150,000 Common Shares.

The 2022 Amended and Restated LTIP was conditionally approved by the TSX Venture Exchange (the “TSXV”) and remains subject to final acceptance of the TSXV.

The Company’s full voting results at the meeting are available on SEDAR+ at www.sedarplus.com.

About Electra Battery Materials

Electra is a leader in advancing North America’s critical minerals supply chain for lithium-ion batteries. Currently focused on developing North America’s only cobalt sulfate refinery, Electra is executing a phased strategy to onshore critical minerals refining and reduce reliance on foreign supply chains. In addition to establishing the cobalt sulfate refinery, Electra’s strategy includes nickel refining and battery recycling. Growth projects include integrating black mass recycling at its existing refining complex, evaluating opportunities for cobalt production in Bécancour, Quebec, and exploring nickel sulfate production potential in North America. For more information, please visit www.ElectraBMC.com.

Contact

Heather Smiles
Vice President, Investor Relations & Corporate Development
Electra Battery Materials
info@ElectraBMC.com
1.416.900.3891

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.